Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

 May 5, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Marianne Dobelbower

Re:	Post-Effective Amendment No. 165 to the Registration Statement on Form N-1A of Deutsche International Fund, Inc. (the “Registrant”) (Reg. Nos. 002-14400 / 811-00642) with respect to Deutsche Global Macro Fund (formerly, Deutsche Global Equity Fund) (the “Fund”), a series of the Registrant

Dear Ms. Dobelbower,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on April 25, 2017 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the SEC on March 9, 2017 and has an effective date of May 8, 2017.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

Comments to the Fund’s Prospectus

1.	Comment: The prospectus includes two expense example tables. Please confirm that the second expense example is needed.

Response: The second expense example reflects a deferred sales load applicable to Class C shares.

2.	Comment: In the “Main investments” section, please clarify what is meant by “certificates” as a type of investment for the Fund.

Response: The disclosure has been revised to use the term “structured notes.”

3. Comment: In the “Main investments” section, commodities are included as an asset class in which the Fund may invest. Please explain how the Fund will get commodities exposure.

Response: The Fund expects to use derivative instruments and ETFs for commodities exposure and has added corresponding disclosure.

4.	Comment: In the “Main investments” section, please clarify what “absolute return strategies” are.

Response: The term “absolute return strategies” has been removed from the prospectus.

5.	Comment: In the “Main investments” section, the prospectus states that the fund will invest “in different global markets or instruments.” Please clarify what types of global instruments the Fund may invest in.

Response: The prospectus disclosure has been revised.

6.	Comment: Will the Fund invest in high-yield securities as a principal investment strategy? If so, please include relevant disclosure in the “Main investments” section.

Response: The Fund may invest in high-yield securities and appropriate disclosure has been added to the “Main investments” section of the prospectus.

7.	Comment: Please revise the “Management process” section to more clearly describe how the portfolio managers will select securities for investment.

Response: The “Management process” section has been revised.

8.	Comment: In the “Derivatives” section, please describe the derivative instruments to be used by the Fund and the purposes for using the derivative instruments.

Response: The “Derivatives” section has been revised to include discussion of how the Fund intends to use various derivative instruments. The Fund believes that the revised disclosure in the prospectus, together with further disclosure in the statement of additional information, regarding the use of derivatives and their risks is appropriate.

9.	Comment: Please consider whether any of the following are principal risks of the Fund and, if so, add relevant risk disclosure: money market funds risk and commodities risk.

Response: The Fund believes that commodities risk is a principal risk and appropriate disclosure has been added to the prospectus. The Fund does not believe that money market fund risk is a principal risk for the Fund.

10. Comment: The “Average Annual Total Returns” table includes the Bank of America Merrill Lynch US 3-Month Treasury Bill Index as the Fund’s benchmark. Please explain why this benchmark is appropriate given the Fund’s investment strategies.

Response: The Fund will invest in a variety of asset types (equities, bonds, currencies, derivatives and others) and the exposure to any one asset class will vary over time. Therefore, the Fund does not believe that either a standard equity benchmark, a fixed income benchmark or a blended benchmark will accurately reflect the Fund’s strategy. By using the Treasury bill index, the Fund can demonstrate performance against a relatively risk-free return rate. We note that many similar multi-asset funds managed by other advisors utilize a similar benchmark.

11. Comment: Please revise disclosure under the “Fund Details” section of the prospectus consistent with the comments made to the summary section of the prospectus.

Response: Revisions made to the summary section of the prospectus have been made in the “Fund Details” section as appropriate.

12. Comment: Please consider revising the disclosure included under the heading “Multi-Manager Structure.” The current disclosure is difficult to understand.

Response: The “Multi-Manager Structure” disclosure is shared by the other Deutsche funds and tracks the Deutsche funds’ exemptive relief for the multi-manager structure. While the Fund believes the current disclosure is appropriate, we will consider possible revisions to be made in future filings.

13. Comment: In “Appendix B,” please confirm that Merrill Lynch is the only intermediary to whom sales charge waivers are available.

Response: Currently, Merrill Lynch is the only intermediary to whom sales charge waivers are applicable.

In addition to the above comments, the Staff provided comments on disclosure regarding the inclusion of related performance of a separate fund managed by portfolio managers of the Fund. We have determined to remove the related performance disclosure at this time, pending further analysis of the specific facts and circumstances relevant to the inclusion of this information in the Fund’s prospectus.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.